Dear Mylan N.V. Shareholders:

At the June 21, 2019 annual meeting of shareholders of Mylan N.V. (“Mylan”) (NASDAQ:MYL), you will have the opportunity to express your views on a proposal (the “Proposal”) asking Mylan’s Compensation Committee of the Board of Directors (the “Committee”) to adopt a more robust clawback policy that provides for recoupment of senior executive incentive pay in the event of certain kinds of misconduct and for disclosure of such recoupments if doing so is in the best interest of Mylan and its shareholders. We urge you to indicate your support by marking “for” on ITEM 8.

This reform is recommended by the Investors for Opioid Accountability (IOA), a diverse coalition that includes state treasurers, comptrollers, asset managers, faith-based investors and public and labor pension funds. The IOA was established in response to concerns about the threats to shareholder value stemming from the opioid crisis. The UAW Retiree Medical Benefits Trust (the Trust”), which sponsored the Proposal, is a member of the IOA.

CLAIMS OF MYLAN’S REPEATED MISCONDUCT: Mylan has faced multiple legal actions related to misconduct in the marketing and sales of prescription drugs. Mylan is listed as a defendant in over 1500 cases filed on behalf of public and private parties affected by the opioid crisis that have been consolidated in Ohio federal court. Commentators have drawn parallels between these cases, as well as others that have not been consolidated, and the tobacco litigation master settlement, which cost the tobacco industry hundreds of billions of dollars. In 2016, Mylan settled with the Department of Justice for $465 million related to overcharging Medicaid for its EpiPen product. Mylan has also been named as a defendant in lawsuits alleging that Mylan and other generic drug manufacturers colluded on drug prices.

OUR PROPOSAL: Our proposal asks that Mylan amend its clawback policy to provide that:

[T]he Committee will (a) review, and determine whether to seek recoupment of, incentive compensation paid, granted or awarded to a senior executive if, in the Committee’s judgment, (i) there has been misconduct resulting in a material violation of law or Mylan policy that causes significant financial or reputational harm to Mylan, and (ii) the senior executive committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclose the circumstances of any recoupment if (i) required by law or regulation or (ii) the Committee determines that disclosure is in the best interests of Mylan and its shareholders.

“Recoupment” is (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted over which Mylan retains control. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

Mylan’s existing clawback policy is only triggered when misconduct causes a financial restatement. That policy does not provide for incentive compensation recovery in the event of other kinds of significant misconduct, either from a wrongdoer or from a member of senior management who failed to properly monitor or manage risks related to the misconduct.

In our view, significant financial and reputational harm can be caused by misconduct that does not necessitate a financial restatement, and it may be appropriate to hold accountable a senior executive who did not commit misconduct but who failed in his or her management or monitoring responsibility. Our proposal gives the Committee discretion to decide whether recoupment is appropriate in particular circumstances. Similar policies have been adopted by other pharmaceutical companies including AbbVie, Assertio Therapeutics, Endo International, Insys Therapeutics, Pfizer, and Teva.

Adopting a robust misconduct clawback policy assures investors that the Board will actively review executives’ behavior and their incentive pay in the event of significant misconduct and emphasizes that concrete consequences can be imposed for behavior that is detrimental to Mylan’s long-term prospects.

You can indicate your support for the Proposal on the proxy card even though Mylan has not presented it as a voting item in the proxy statement. On April 30, 2019, the SEC’s Division of Corporation Finance (the “Division”) denied Mylan’s request for a determination stating that it would not recommend enforcement action if Mylan excluded the Proposal from the proxy ballot (often referred to as a “no-action request”). The Division did not concur with Mylan’s claims that Dutch law regarding eligibility to submit a shareholder proposal, rather than the SEC’s own shareholder proposal rule, applied to the Proposal and that the Proposal would violate Dutch law.

Nonetheless, Mylan did not include the Proposal in its proxy statement as a voting item, claiming that doing so would “be contrary to Dutch law.” Instead, the Proposal is presented as a “Discussion Item” on which shareholders may express their views on the proxy card as ITEM 8.

We urge you to mark your support “for” the Proposal.

Thank you for your support.

Meredith Miller

Chief Corporate Governance Officer UAW Retiree Medical Benefits Trust

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED.

Please execute and return your proxy card according to Mylan’s instructions.